Exhibit 99.2
IFRS INR Press Release

Infosys (NSE, BSE: INFY) Announces Results for the Quarter ended June 30, 2015

Q1 revenue growth at 7.0% QoQ, highest in 15 quarters *

Volume growth at 5.4% QoQ, highest in 19 quarters

Gross client addition at 79

Largest client crosses $ 300 mn; added 2 clients in $ 200 mn bucket

6 large deals signed in Q1 with TCV of $ 688 mn

Quarterly annualized attrition for Infosys Limited at 14.2% compared to 23.4% in Q1 15

FY 16 revenue guidance retained at 10%-12% in constant currency

*in USD terms excluding acquisitions

Bangalore, India – July 21, 2015

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended June 30, 2015

Quarter ended June 30, 2015

•	Revenues were 14,354 crore for the quarter ended June 30, 2015 QoQ growth was 7.0%

YoY growth was 12.4%

•	Net profit was 3,030 crore for the quarter ended June 30, 2015 QoQ decline was 2.1%

YoY growth was 5.0%

•	Earnings per share (EPS) was 13.26 for the quarter ended June 30, 2015 QoQ decline was 2.1%

YoY growth was 5.0%

•	Liquid assets including cash and cash equivalents, available-for-sale financial assets and government bonds were 30,235 crore as on June 30, 2015 as compared to 32,585 crore as on March 31, 2015.

•	Infosys spent 45 crore in Q1, towards Corporate Social Responsibility (CSR) which is primarily being carried out through the Infosys Foundation, its philanthropic arm. The Infosys Foundation is engaged in several programs aimed at alleviating hunger, promoting education, computing literacy, improving health, assisting rural development, supporting arts and helping the destitute.

Other Q1 Highlights

•	Volume growth of 5.4%
•	6 large deals signed with TCV of $ 688 mn
•	Added 79 clients
•	Utilization (excluding trainees) expanded 160 bps to 80.2%
•	Quarterly annualized attrition for Infosys Limited at 14.2% compared to 23.4% in Q1 15

“I am very pleased with our performance in the first quarter. Our efforts in redesigning our clients’ experience and our widespread adoption of innovation, both in grassroots and breakthroughs, are starting to bear fruit in large deal wins and in the growth of large clients”, said Dr. Vishal Sikka, CEO and MD. “While we are still early in our journey to become the leading next-generation services company, this gives us good momentum for the rest of the year.”

“The organization realignment made earlier this year for deeper client and operational focus has resulted in strong volume growth”, said Mr. U. B. Pravin Rao, COO. “We continued the roll out of employee engagement initiatives around collaboration and simplification of internal processes in order to retain the industry’s best talent.”

“We are operating within our stated margin band, balancing strategic investments and client focus with operational efficiencies”, said Rajiv Bansal, CFO. “Pricing environment is competitive which we are addressing through automation and improvement in productivity.”

Outlook*

The Company’s outlook (consolidated) for the fiscal year ending March 31, 2016, under IFRS is as follows:

•	Revenues are expected to grow 10%-12% in constant currency;
•	Revenues are expected to grow 11.5%-13.5% in INR terms

*Conversion: 1 US$ = 63.65 for rest of the fiscal 2016

Business Highlights

We made significant client additions this quarter, including six large deals, each greater than USD$50 million in total contract value. We continue to focus on strengthening client relationships and delivering new and innovative solutions.

Client wins

•	This quarter, we signed a multi-year agreement with Deutsche Bank encompassing bespoke development, application maintenance services, digital and mobility services, package implementation, and testing services. We are now a strategic partner under Deutsche Bank’s Supplier Partnership Program.

Kim Hammonds, Global Chief Information Officer, Deutsche Bank said, “Deutsche Bank is committed to applying innovative technology to enhance its efficiency and service to clients. Working with Infosys will help the bank achieve these goals.”

•	We were selected as a strategic partner by Allied Irish Banks, p.l.c. (AIB), a financial services group operating predominantly in the Republic of Ireland and the U.K. As part of this engagement, Infosys will provide application development and management services, along with transformation and innovation services. We will also set up a 200-seat facility in Dublin to house the staff who will be transferred from AIB.
•	We have won a multi-year contract with ServiceFirst, an internal shared service of the Australian State of New South Wales organization. The total commercial value of the deal is US $76 million and will include BPO and SAP services.
•	This quarter, we completed the implementation of Infosys Smart Oilfield Services Solution for SAP ERP at FTS International (FTSI), the largest private well completion company in North America. This will enable the company to achieve a significant milestone in its strategic business transformation. Within 14 months, we helped FTSI implement 15 SAP modules across 20 locations for over 1,400 users, thus enabling the company to improve operating metrics and to leverage an upgraded IT platform for future growth.

FTSI Chief Information Officer and Chief HR Officer Sharon S. Stufflebeme said, “Infosys’ tremendous footprint, level of expertise in SAP deployment, ability to work with both IT and business teams as well as its oil and gas experience made it the perfect partner for us in this important milestone in our strategic business transformation.”

•	NBTY Inc., a global manufacturer, marketer, distributor and retailer of market-leading vitamins and nutritional supplements entered into a multi-year partnership with us. As part of this agreement, we will provide development and support services for NBTY’s IT systems including enterprise-wide application development and maintenance services.

Andrea Simone, Sr. Vice President & Global CIO, NBTY Inc. said, “We are creating a global, world-class IT architecture that will provide competitive advantage to NBTY in continuously driving profitable growth. We selected Infosys as a strategic partner to provide next-generation application services and to work with us on transformation initiatives that are expected to drive business and IT innovation.”

•	A global luxury fashion retailer has chosen us as its preferred global IT partner. We will drive efficiencies and value by implementing a global IT shared services model and a client offshore delivery center to support all regions.
•	A global mining company engaged us to streamline its finance and procurement process outsourcing, as well as end-to-end IT services management including service desk, infrastructure and application management.
•	A leading office equipment major selected us as its strategic partner for application development and maintenance, testing and product implementation.

Platforms

To date we have had more than 127 client engagements where the Infosys Information Platform has been used and have completed 16 pilot programs using this platform. We are encouraged by the traction we are seeing with Panaya post the acquisition, and have won 15 new deals across different industries through our joint offerings.

A European logistics company selected the Infosys Information platform to deliver near real-time data-based tracking and reporting of operational metrics and project business volumes for capacity planning.

We won a project from a global pharmaceutical company to develop a predictive equipment maintenance process based on equipment operating conditions and maintenance history information using the capabilities of the Infosys Information Platform.

Another pharmaceutical company engaged us to develop a big data and analytics technology platform architecture. The client also implemented the Infosys Information Platform to deliver on a range of operational reporting in areas such as supply chain and inventory management using data from source systems such as SAP.

Products

This quarter, the shareholders authorized the transfer of business of Finacle and Edge Services to EdgeVerve with effect from August 1, 2015 or such other date as may be decided by the Board, for a consideration of upto 3,400 crore and upto 220 crore, respectively. EdgeVerve Systems is a wholly-owned subsidiary of Infosys.

EdgeVerve

EdgeVerve saw a great beginning to the year with 14 wins and 4 client go-lives.

A large consumer health and medical devices company selected ProcureEdge to power its source-to-settle transformation. ProcureEdge will be implemented worldwide by the client to bring transformation and savings across its buying organization. A large European telecom company expanded its use of AssistEdge to include over 5,000 operators in its call centres, enabling them to simplify and automate business processes by integrating multiple disparate systems; thereby reducing call handling time and improving customer service. AssistEdge is also providing analytics-based insights to help the client proactively allocate resources and take preventive steps to manage issues.

Finacle

This quarter, Finacle sustained strong business momentum with 19 wins and 12 go-lives across the globe. Wins in the quarter included Corporation Bank and Indian Overseas Bank, both of which opted for our industry leading core banking solution. Building on last quarter’s success with Qantas Credit Union, Finacle also added another client in Australia for digital transformation.

Finacle continued to expand its solutions suite with three new offerings - Finacle Assure, Finacle Youth Banking solution and Finacle SME Enable. Finacle also extended its partnership with Microsoft Corp making its suite of solutions available on Microsoft Azure cloud.

Acquisitions, Investments and Partnerships

•	This quarter, we completed the acquisition of Kallidus Inc. (d.b.a Skava) and its affiliate, a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients. The acquisition of Skava is part of Infosys’ strategy to help clients bring new digital experiences to their customers through IP-led technology offerings, new automation tools and unparalleled skill and expertise in these new emerging areas.
•	This quarter, the shareholders in the AGM have approved to enter into a contract to acquire the healthcare business from Infosys Public Services Inc. (IPS), a wholly-owned subsidiary of Infosys for an estimated consideration of upto 625 crores with effect from a day as may be decide by the Board of Directors
•	We are encouraged by the traction we are seeing with Panaya post the acquisition, and have won 15 new deals through our joint offerings.
•	We have joined the Industrial Internet Consortium (IIC), an open membership group established to improve the integration between the physical and the digital worlds and accelerate the adoption of Internet of Things. We will focus on the development of future IIC testbeds with key ecosystem partners, leveraging our expertise in predictive analytics as applied to maintenance, operations, information, service and energy. Our work on predictive analytics solutions for asset efficiency will be anchored on open-source and open-access ingredients for rapid innovation by the community.
•	We continue to enhance our capabilities in Design Thinking across the organization, and have trained more than 39,000 employees till date. We have also seen a positive response from clients with whom we have various design thinking engagements.

Arif Rehman, Director, Supply Chain Operations, Cisco said, “Infosys has been a strategic partner on our journey to catalyze innovation across the Global Manufacturing Operations organization. They have been working closely with us from an organizational perspective to incorporate Design Thinking and an innovator's mindset into how our teams collaborate, ideate and prototype towards more user-centric solutions. What I appreciate the most is their ability to take a concept like innovation and contextualize it into the day to day workings of our very analytical, knowledge-centric workforce.”

Innovation Fund

This quarter, we set aside US$10 million from our global Innovation Fund for Ireland-based start-ups. Earlier this year, Infosys announced the US$500 million Innovation Fund earmarked for investments in the growth of disruptive new technologies.

Awards and Recognition

•	We were honored with the Technology Partner Award at the 11th annual Manufacturing Leadership (ML) Awards ceremony event for playing a primary role in enabling Toyota Motor Sales (TMS), USA achieve outstanding performance in customer value.
•	This quarter we won the Key Supplier Award in recognition of specific services that we provide Avaya in information technology, research and development. We also received the Award for Best Outsource Services Supplier – surpassing over 1,200+ other Avaya suppliers who provide direct and indirect materials / services.
•	We were awarded 'IT Services Provider of the Year – Banking Financial Services and Insurance Sector' by Frost & Sullivan
•	Infosys Finacle™ was given the highest score for all six use cases in the Gartner Critical Capabilities for International Retail Core Banking assessment. The report evaluated 20 leading core banking companies for each of the use cases defined by Gartner.
•	We were identified as a ‘Leader’ in the Everest Group’s Life Sciences ITO PEAK Matrix 2015.
•	We were featured as a ‘Leader’ and ‘Star Performer’ in Everest Group’s Banking AO PEAK Matrix 2015.
•	At The Asian Banker Summit in Hong Kong, Finacle won the Outstanding Technology Implementation Award with DBS Bank, Singapore, while also bagging The Asian Banker Vendor Satisfaction Survey Gold Award for 2015.
•	We received the Global Solar EPC Award for solar installations across our campuses in India.

Beyond Business

For this fiscal, Infosys has pledged 270 crore towards Corporate Social Responsibility (CSR) which is primarily being carried out through the Infosys Foundation, its philanthropic arm.

During this quarter, the Infosys Foundation USA, announced a partnership with Code.org to expand access to computer science education for millions of students across the United States. The program includes professional development for teachers, curriculum development and social outreach programs. Infosys Foundation USA has also committed its support to Code.org’s annual Hour of Code initiative, a global grassroots campaign that has introduced millions of students to computer science in over 180 countries.

Infosys became the first Indian company to join RE100, a global platform for major companies committed to 100% renewable power. As part of its commitment to RE100, Infosys aims to become carbon neutral by 2018. The company is already working to reduce its per capita electricity consumption by 50 per cent from its 2007-2008 levels and source all its electricity from renewable resources by 2018.

About Infosys Ltd

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. We enable clients, in more than 50 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$ 8.7 billion in annual revenues and 179,000+ employees, is helping enterprises renew themselves while also creating new avenues to generate value.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2015 and our Forms 6 - K for the quarters ended June 30, 2014, September 30, 2014 and December 31, 2014. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is July 21, 2015, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 80 4156 3373 Sarah_Gideon@infosys.com	Cristin Balog +1 650 320 4126 Cristin_Balog@infosys.com

Infosys Limited and subsidiaries

Consolidated Balance Sheets as of

(In crore except share data)

	June 30, 2015	March 31, 2015
ASSETS
Current assets
Cash and cash equivalents	28,142	30,367
Available-for-sale financial assets	736	874
Trade receivables	10,548	9,713
Unbilled revenue	2,953	2,845
Prepayments and other current assets	4,010	3,296
Derivative financial instruments	41	101
Total current assets	46,430	47,196
Non-current assets
Property, plant and equipment	9,511	9,125
Goodwill	3,635	3,091
Intangible assets	944	638
Investment in associate	95	93
Available-for-sale financial assets	1,371	1,345
Deferred income tax assets	484	537
Income tax assets	4,612	4,089
Other non-current assets	302	238
Total non-current assets	20,954	19,156
Total assets	67,384	66,352
LIABILITIES AND EQUITY
Current liabilities
Trade payables	196	140
Derivative financial instruments	6	3
Current income tax liabilities	3,162	2,818
Client deposits	21	27
Unearned revenue	1,183	1,052
Employee benefit obligations	1,163	1,069
Provisions	474	478
Other current liabilities	6,920	5,796
Total current liabilities	13,125	11,383
Non-current liabilities
Deferred income tax liabilities	284	160
Other non-current liabilities	116	46
Total liabilities	13,525	11,589
Equity
Share capital- 5 par value 240,00,00,000 (120,00,00,000) equity shares authorized, issued and outstanding 228,56,10,264 (114,28,05,132), net of 1,13,34,400 (56,67,200) treasury shares, as of June 30, 2015 (March 31, 2015), respectively	1,144	572
Share premium	2,236	2,806
Retained earnings	49,947	50,978
Other components of equity	532	407
Total equity attributable to equity holders of the company	53,859	54,763
Non-controlling interests	-	-
Total equity	53,859	54,763
Total liabilities and equity	67,384	66,352

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income

(In crore except share and per equity share data)

	Three months ended June 30, 2015	Three months ended June 30, 2014
Revenues	14,354	12,770
Cost of sales	9,123	8,046
Gross profit	5,231	4,724
Operating expenses:
Selling and marketing expenses	820	666
Administrative expenses	964	847
Total operating expenses	1,784	1,513
Operating profit	3,447	3,211
Other income, net	758	829
Share of net profit/(loss) in associate	-	-
Profit before income taxes	4,205	4,040
Income tax expense	1,175	1,154
Net profit	3,030	2,886
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurement of the net defined benefit liability/(asset)	(7)	(20)
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial asset	(12)	17
Exchange differences on translation of foreign operations	144	–
Total other comprehensive income, net of tax	125	(3)
Total comprehensive income	3,155	2,883
Profit attributable to:
Owners of the company	3,030	2,886
Non-controlling interests	-	-
	3,030	2,886
Total comprehensive income attributable to:
Owners of the company	3,155	2,883
Non-controlling interests	-	-
	3,155	2,883
Earnings per equity share
Basic ()	13.26	12.63
Diluted ()	13.26	12.63
Weighted average equity shares used in computing earnings per equity share
Basic	228,56,10,264	228,56,10,264
Diluted	228,56,72,309	228,56,10,264

NOTE:

1.	The audited Consolidated interim Balance sheets and Consolidated interim Statements of Comprehensive Income for the three months ended June 30, 2015 have been taken on record at the Board meeting held on July 21, 2015.
2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com
3.	Previous period share count and EPS has been restated due to issue of bonus shares in Dec-14 and Jun-15